

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2020

Ross Dove
Chief Executive Officer
Heritage Global Inc.
12625 High Bluff Drive, Suite 305
San Diego, CA 92130

      Re: Heritage Global Inc.
          Registration Statement on Form S-3
          Filed September 3, 2020
          File No. 333-248578

Dear Mr. Dove:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Morris at (202) 551-3314 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services

cc: Jon Stanley, Esq.